UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

New Oriental to Subscribe Additional Shares of East Buy

On November 24, 2023, New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901) entered into a subscription agreement with East Buy Holding Limited (“East Buy”) (SEHK: 1797), a majority-owned subsidiary of the Company, pursuant to which, the Company has conditionally agreed to subscribe for, and East Buy has conditionally agreed to allot and issue to the Company, 51,352,277 ordinary shares of East Buy at the subscription price of HK$31.75 per share (equivalent to approximately US$4.08 per share), for an aggregate subscription amount of RMB1.5 billion (equivalent to an agreed amount of HK1,630,434,783 or US$209,497,207) (the “Subscription”). The Subscription has been approved by the audit committee of the board of directors and the board of directors of the Company.

The closing of the Subscription is anticipated to take place on or before June 30, 2024 (or a later date agreed between the parties). The closing is subject to certain conditions, including approval by the independent shareholders of East Buy. As of the date of this current report, the Company holds 557,160,500 ordinary shares of East Buy, representing 54.91% of East Buy’s total issued share capital as of October 31, 2023. Immediately upon the completion of the share issuance under the Subscription, the Company will hold 608,512,777 ordinary shares of East Buy, representing 57.08% of East Buy’s total issued share capital as of October 31, 2023 (assuming no other changes in East Buy’s total issued share capital between October 31, 2023 and the date of share issuance under the Subscription).

For the details of the Subscription, please see the announcement made by East Buy’s on November 24, 2023, which can be accessed on The Stock Exchange of Hong Kong Limited’s website at http://www.hkexnews.hk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name: Stephen Zhihui Yang
Title: Executive President and Chief Financial Officer

Date: November 24, 2023

[Signature Page to 6-K]